UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Subject Company)

Kennedy Cabot Acquisition, LLC

(Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

826176109

(Cusip Number of Class of Securities)

Gloria E. Gebbia

Kennedy Cabot Acquisition, LLC

Chief Executive Officer

24100 Calabasas Road

Calabasas, CA 91302

(212)514-8369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lawrence G. Nusbaum, Esq.

Martin H. Kaplan, Esq.

Bryan S. Dixon, Esq.

Gusrae Kaplan Nusbaum PLLC

120 Wall Street, 25th Floor

New York, NY 10005

212-269-1400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,330,151.20	$335.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (i) the 2,775,126 outstanding shares of common stock of Siebert Financial Corp. (“Siebert”), par value $0.01 per share (the “Shares”) which are subject to the Offer (as defined below), multiplied by the offer price of $1.20 per Share. The calculation of the filing fee is based on information provided by Siebert as of September 2, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Kennedy Cabot Acquisition, LLC., a Nevada limited liability corporation (“Purchaser”), to purchase 2,775,126 shares of common stock of Siebert Financial Corp., a New York corporation (“Siebert”), par value $0.01 per share (each, a “Share”, and collectively, the “Shares”), that represent all of the issued and outstanding Shares other than the 19,310,000 Shares owned by the Estate of Muriel F. Siebert, at a purchase price of $1.20 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2016

KENNEDY CABOT ACQUISITION, LLC

By:	/s/ Gloria E. Gebbia
Name:	Gloria E. Gebbia
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 6, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certificate of Taxpayer Identification Number on IRS W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint press release issued by the Siebert Financial and Purchaser dated September 2, 2016*

(a)(5)(B)	Form of communication to Siebert Financial's employees, first used or made available on September 2, 2016*

(a)(5)(C)	Form of communication to Siebert Financial's customers, first used or made available on September 2, 2016*

(a)(5)(D)	Form of summary advertisement, published in The New York Times on September 6, 2016

(b)	Not applicable

(d)(1)	Acquisition Agreement between Siebert Financial Corp., The Estate of Muriel F. Siebert and Kennedy Cabot Acquisition, LLC dated as of September 1, 2016

(g)	Not applicable

(h)	Not applicable

* Previously filed